Filed Pursuant to Rule 424(b)(7) of the Securities Act of 1933
Registration No. 333-141880

Prospectus Supplement No. 11 dated February 21, 2008

(to Prospectus dated April 4, 2007)

ON Semiconductor Corporation

$484,000,000

2.625% Convertible Senior Subordinated Notes due 2026,

the Related Note Guarantees, and

The Common Stock Issuable Upon Conversion of the Notes

Our prospectus dated April 4, 2007 relating to the offer for resale by certain of our securityholders of up to $484,000,000 aggregate principal amount of 2.625% Convertible Senior Subordinated Notes due 2026 of ON Semiconductor Corporation, the related note guarantees and the shares of our common stock issuable upon conversion of the notes, is hereby supplemented and amended to include the following information in the “Selling Securityholders” section on pages 54-57 of the prospectus.

This prospectus supplement should be read in conjunction with and accompanied by, and is qualified by reference to, the prospectus dated April 4, 2007, except to the extent that the information in this prospectus supplement supersedes any information contained in that document.

Investing in the notes or the common stock issuable upon conversion of the notes involves risks. Please consider the “Risk Factors” beginning on page 7 of the prospectus.

SELLING SECURITYHOLDERS

The information appearing in the table below supplements and amends, as of the date hereof, the information in the table appearing under the heading “Selling Securityholders” in the prospectus and, where the name of a selling securityholder identified in the table below also appears in the table in the prospectus, the information set forth in the table below regarding such selling securityholder supersedes the information in the prospectus.

Name	Aggregate Principal Amount of Notes That Are Owned and May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold (1)	Percentage of Common Stock Outstanding (2)
ACE Tempest Reinsurance Ltd. (3)(4)	75,000	0.02%	7,142.86	*
Chrysler LLC Master Retirement Trust (3)(4)	325,000	0.07%	30,952.38	*
DBAG London(3)(5)	24,710,000	5.11%	2,353,333,045	*
Delta Air Lines Master Trust – CV (3)(4)	40,000	0.01%	3,809.52	*
Deutsche Bank Securities Inc. (6)	4,550,000	0.94%	433,333.36	*
F.M. Kirby Foundation, Inc. (3)(4)	20,000	0.004%	1904.76	*
Microsoft Capital Group, L.P. (3)(4)	445,000	0.09%	42,380.95	*
OCM Global Convertible Securities Fund (3)(4)	25,000	0.01%	2,380.95	*
Trust for the Defined Benefits Plans of ICI American Holdings, Inc. (3)(4)	15,000	0.003%	1,428.57	*
UnumProvident Corporation (3)(4)	55,000	0.01%	5,238.10	*

*	Less than one percent (1%).

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 95.2381 shares of common stock per $1,000 principal amount of notes. This conversion rate is subject to adjustment, however, as described under “Description of the Notes—Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act, using 291,927,070 shares of common stock outstanding as of March 22, 2007. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

(3)	The selling securityholder is an affiliate of a registered broker-dealer.

(4)	Oaktree Capital Management L.P. (“Oaktree”) is the investment manager of each selling securityholder with respect to the aggregate principal amount of the registrable securities set forth next to such selling securityholder’s name. It does not own any equity interest in such selling securityholder but has voting and dispositive power over the aggregate principal amount of the registrable securities set forth next to such selling securityholder’s name. Lawrence Keele is a principal of Oaktree and is the portfolio manager for such selling securityholders. Mr. Keele, Oaktree and all employees and members of Oaktree disclaim beneficial ownership of the registrable securities held by all selling securityholders, except for their pecuniary interest therein.

(5)	John Arnone has voting and investment control over the registrable securities that DBAG London owns.

(6)	The selling securityholder is a registered broker-dealer.

Neither the Securities and Exchange Commission, any state securities commission nor any other United States regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 21, 2008.

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